UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                       Simon Transportation Services Inc.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    828813105
                                 (CUSIP Number)


             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.

Berlack,  Israels & Liberman,  LLP, 120 West 45th Street,  New York, N.Y. 10036,
                                 (212) 704-0100
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)


                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                              (Page 1 of 8 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 828813105                                          Page 2  of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Wynnefield Partners Small Cap Value, L.P.
     13-3688497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         133,932

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         133,932

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     133,932 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.56%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________


                               (Page 2 of 8 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 828813105                                          Page 3  of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Wynnefield Small Cap Value Offshore Fund Ltd.
     None
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         115,900

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         115,900

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,900 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.22%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________


                               (Page 3 of 8 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 828813105                                           Page 4 of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Wynnefield Partners Small Cap Value L.P. I
     13-39553291
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         200,668

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         200,668

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,668 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.84%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________


                               (Page 4 of 8 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

     This amended statement relates to shares of Class A Common Stock, par value $.01 per share (the "Shares" or "Class A Common Stock"), of Simon Transportation Services Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5175 West 2100 South, West Valley City, Utah 84120.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I ("Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Each of the entities comprising the Wynnefield Group purchased their Shares for the consideration shown in the following table:




--------------------------------------------------------------------------------
            Name                   Number of Shares      Consideration Paid
--------------------------------------------------------------------------------
         Partnership                  133,932*             $1,119,614.35*
--------------------------------------------------------------------------------
         Partnership-I                200,668*             $1,700,186.93*
--------------------------------------------------------------------------------
         Fund                         115,900              $1,006,910.10
--------------------------------------------------------------------------------

----------

* These figures reflect the sale by the Partnership to Partnership-I of 37,894 shares for $189,495.00.


                              (Page 5 of 8 Pages)

     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     Although the members of the Wynnefield Group made their original purchases of the Issuer's Shares for investment purposes only, they now have questions concerning the capabilities of management of the Issuer as strategic planners and operators. Therefore, as major stockholders of the Issuer, the Wynnefield Group will seek to have its representatives meet with the Issuer's management to express their concerns regarding how the Issuer has dealt with its expansion plans and its driver shortage.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 450,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 8.61% of the outstanding Shares of the Issuer, based on the 5,231,083 Shares reported as outstanding on November 12,1998 in the Issuer's latest proxy statement dated November 12, 1998.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

     (c) Subsequent to April 8, 1998, the date of the event which required the filing of Schedule 13D, the entities in the Wynnefield Group made additional purchases of Shares as follows:


                              (Page 6 of 8 Pages)

-------------------------------------------------------------------------------------------
  Name                   Date in 1998            No. of Shares            Price per Share
-------------------------------------------------------------------------------------------
Partnership              June 2, 1998               12,720                   $6.8750
-------------------------------------------------------------------------------------------
Partnership              June 19, 1998               4,240                    6.6250
-------------------------------------------------------------------------------------------
Partnership              July 28, 1998               5,000                    5.7500
-------------------------------------------------------------------------------------------
Partnership              August 31, 1998             2,000                    5.3750
-------------------------------------------------------------------------------------------
Partnership              October 1, 1998             2,500                    4.5000
-------------------------------------------------------------------------------------------
Partnership              October 1, 1998             2,500                    4.6250
-------------------------------------------------------------------------------------------
Partnership-I            June 2, 1998               11,280                    6.8772
-------------------------------------------------------------------------------------------
Partnership-I            June 19, 1998               3,760                    6.6316
-------------------------------------------------------------------------------------------
Partnership-I            August 31, 1998             6,000                    5.3792
-------------------------------------------------------------------------------------------
Partnership-I            October 1, 1998            10,000                    4.5025
-------------------------------------------------------------------------------------------
Partnership-I            October 1, 1998            10,000                    4.6275
-------------------------------------------------------------------------------------------
Partnership-I            December 31, 1998          37,894*                   5.0007
-------------------------------------------------------------------------------------------
Fund                     June 2, 1998                6,000                    6.8750
-------------------------------------------------------------------------------------------
Fund                     June 19, 1998               2,000                    6.6250
-------------------------------------------------------------------------------------------
Fund                     August 11, 1998             5,000                    5.5000
-------------------------------------------------------------------------------------------
Fund                     August 31, 1998             2,000                    5.3750
-------------------------------------------------------------------------------------------
Fund                     October 1, 1998             2,500                    4.5000
-------------------------------------------------------------------------------------------
Fund                     October 1, 1998             2,500                    4.6250
-------------------------------------------------------------------------------------------
Fund                     December 28, 1998          15,000                    4.8125
-------------------------------------------------------------------------------------------
Fund                     December 28, 1998          15,000                    4.8559
-------------------------------------------------------------------------------------------

----------
* Reflects the sale from the Partnership to Partnership-I of 37,894 Shares.

                              (Page 7 of 8 Pages)

     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in Item 3 of this Statement, but only from such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnership, Partnership-I, the Fund, WCM, Wynnefield Capital, Inc., Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Class A Common Stock. None of the Shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Shares.

Item 9.   Material to be Filed as Exhibits.

          None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 14, 1999
          (Date)
                                 WYNNEFIELD PARTNERS SMALL  CAP VALUE, L.P.
                                 By: Wynnefield Capital Management, LLC

                                 By: /s/ Nelson Obus
                                     -----------------------------------------
                                     Nelson Obus,  Managing Member

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.- I
                                 By: Wynnefield Capital Management, LLC

                                 By: /s/ Nelson Obus
                                     -----------------------------------------
                                     Nelson Obus,  Managing Member

                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.

                                 By: /s/ Nelson Obus
                                     -----------------------------------------
                                     Nelson Obus, Director


                               (Page 8 of 8 Pages)